UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ **Form C: Offering Statement**
- ☐ **Form C-U: Progress Update:** _____
- ☑ **Form C/A: Amendment to Offering Statement:** _____
    - ☑ **Check box if Amendment is material and investors must reconfirm within five business days.**
- ☐ **Form C-AR: Annual Report**
- ☐ **Form C-AR/A: Amendment to Annual Report**
- ☐ **Form C-TR: Termination of Reporting**

Name of issuer: __Lab Cat Games LLC__

Legal status of issuer:

    Form: __LLC__

    Jurisdiction of Incorporation/Organization: Oregon

    Date of organization): 2/17/17

Physical address of issuer: __1854 Kent Lane Eugene, OR 97404__

Website of issuer: __https://kitegame.wordpress.com__

Name of intermediary through which the offering will be conducted: Manorhaven Capital LLC

CIK number of intermediary: __0001058484__

SEC file number of intermediary: __008-50911__

CRD number, if applicable, of intermediary: __44965__

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

> The intermediary will receive 10% of the total amount raised and a non-refundable $4.00 processing fee for each investment commitment made.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

> A 2.5% security fee.

Type of security offered: Revenue Sharing Interest

Target number of securities to be offered: __480__

Price (or method for determining price): __$25.00__

Target offering amount: __$12,000__

Oversubscriptions accepted: ☑ Yes ☐ No

If yes, disclose how oversubscriptions will be allocated: ☐ Pro-rata basis ☑ First-come, first-served basis

☐ Other – provide a description: _____

Maximum offering amount (if different from target offering amount): __$24,000__

Deadline to reach the target offering amount: __6/15/17__

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: __1__

Total Assets:	Most recent fiscal year-end:	$300,110	Prior fiscal year-end:	N/A
Cash & Cash Equivalents:	Most recent fiscal year-end:	$100	Prior fiscal year-end:	N/A
Accounts Receivable:	Most recent fiscal year-end:	N/A	Prior fiscal year-end:	N/A
Short-term Debt:	Most recent fiscal year-end:	N/A	Prior fiscal year-end:	N/A
Long-term Debt:	Most recent fiscal year-end:	N/A	Prior fiscal year-end:	N/A
Revenues/Sales	Most recent fiscal year-end:	N/A	Prior fiscal year-end:	N/A
Cost of Goods Sold:	Most recent fiscal year-end	N/A	Prior fiscal year-end:	N/A
Taxes Paid:	Most recent fiscal year-end:	N/A	Prior fiscal year-end:	N/A
Net Income:	Most recent fiscal year-end:	N/A	Prior fiscal year-end:	N/A

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

Alabama, Arkansas, California, Colorado, Connecticut, District of Columbia, Florida, Georgia, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maryland, Massachusetts, Michigan, Mississippi, Montana, Nebraska, Nevada, New Jersey, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virginia, Washington, West Virginia, Wisconsin

FORM C OFFERING STATEMENT

Amendment No. 2 May 10, 2017

Lab Cat Games, LLC

Revenue Sharing Interests

Lab Cat Games, LLC, an Oregon limited liability company (the "Company," the "Issuer," "we," or "us") is offering (the "Offering") its Revenue Sharing Interests (the "Securities" or "Interests") on a best efforts basis at a price of $25.00 per Interest. The target offering amount is 480 Interests ($12,000) (the "Target Offering Amount") and the maximum offering amount is 960 Interests ($24,000). If we do not raise the Target Offering Amount by June 15, 2017, no Securities will be sold in this offering, investment commitments will be canceled and committed funds will be returned. We will accept oversubscriptions in excess of the target offering amount up to Maximum Offering Amount on a first come first served basis.

The Offering is being made through Manorhaven Capital, LLC (the "Intermediary") powered by EquityArcade. The Intermediary will be entitled to receive a cash fee equal to 10% of the total purchase price for Securities sold in the Offering and Revenue Sharing Interests equal to 2.5% of the gross cumulative revenue.

	Price to Investors(1)	Commissions	Net Proceeds to the Company
Minimum Individual Purchase Amount	$25.00	$2.50	$22.50
Target Offering Amount	$12,000	$1,200	$10,800
Maximum Offering Amount	$24,000	$2,400	$21,600

(1) The price to purchasers does not include a transaction fee of 3.25% of the total invested plus $0.50 and a processing fee of $4.00, as described in the agreements made at the point of purchase and in the Educational Materials. For example, if an investor purchases 4 Interests for $100, the total charge to the Investor will be $107.75 ($100 + $3.75 transaction fee + $4.00 processing fee).

LIGENDS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commissiondoes not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

The Company will file an Annual Report on Form C-A with the U.S. Securities and Exchange Commission and post the Annual Report on itswebsite, no later than 120 days after the end of each fiscal year covered by the Annual Report.

The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section IS(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation Cf and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold in this offering by the Companyor another party, or (5) the liquidation or dissolution of the Company.

OPTIONAL QUESTION & ANSWER FORMAT

FOR AN OFFERING STATEMENT

THE COMPANY

1.   Name of issuer: Lab Cat Games, LLC _____

ELIGIBILITY

2.   ☑ Check this box to certify that all of the folowing statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered orrequired to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3.   Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☑ No
Explain:_____

MANAGER OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: James Treneman   Dates of Board Service: 2/17/17 - Present
Principal Occupation: Video Game Developer
Employer: Lab Cat Games LLC   Dates of Service: 2/17/17 - Present
Employer's principal business: Video Game Development

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

Position: Manager   Dates of Service: 2/17/17 - Present
Position: _____   Dates of Service: _____
Position: _____   Dates of Service: _____

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: Lab Cat Games
Employer's principal business: Software Development
Title: Owner/Developer   Dates of Service: 5/14 - 2/17
Responsibilities: Programming, Art, Sound, Design, Promotion

Employer: Emerald Pool & Patio
Employer's principal business: Service/Sales Hot Tubs/Stoves
Title: Service Manager   Dates of Service: 9/13-4/14
Responsibilities: Payroll, Scheduling, Warranties, Service, Ordering, Safety, Managing

Employer: _____
Employer's principal business: _____
Title: _____   Dates of Service: _____
Responsibilities: _____

OFFICER OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: James Treneman
Title: Owner/Developer   Dates of Service: 2/17/17
Responsibilities: Product and business development

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:

Position: _____   Dates of Service: _____
Responsibilities: _____

Position: _____   Dates of Service: _____
Responsibilities: _____

Position: _____   Dates of Service: _____

Responsibilities: _____

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsbilities:

Employer: Lab Cat Games
Employer's principal business: Software Development
Title: Owner/Developer _____ Dates of Service: 5/14 - 2/17
Responsibilities: Programming. Art. Sound. Design. Promotion

Employer: Emerald Pool & Patio
Employer's principal business: Service/Sales Hot Tubs/Stoves
Title: Service Manager _____ Dates of Service: 9/13-4/14
Responsibilities: Payroll, Scheduling Warranties, Service, Ordering, Safety, Managing

Employer: _____
Employer's principal business: _____
Title: _____ Dates of Service: _____
Responsibilities: _____

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
James Treneman	Member Interests	100% %
		%
		%
		%
		%

7. Describe in detail the business of the issuer ard the anticipated business plan of the issuer.



Lab Cat Games, LLC

Business Plan

Executive Summary

Kite is a frenzied and cerebral Twin-Stick shooter featuring a deep Role Playing Game system that combines nostalgic pixel art with modern mechanics. Players enter a retro-future world where secret weapons base Arch City has been overrun by it's automated defenses. Taking on the role of Mags, remote droid pilot and last hope of trapped scientists, players will race through levels rescuing survivors, blasting waves of enemies, and taking down objectives in sequence.

Structured as an "Arcade RPG", Kite's scoring system adds replayability with rank based rewards. A multi-point evaluation gives casual gamers, speed-runners and completionists a chance to earn loot. Hoover up every last point or blitz through for the time bonus - either way earns a high rank, but to achieve an 'S' players will need to get the maximum number of points in the minimum amount of time. The hefty lineup of abilities and a massive arsenal of craftable items/weapons means progress happens on many layers at once - there's even an enormous 76-point skill tree! In between hectic battles players can modify their builds by crafting items or revising talents.

With huge waves of enemies onscreen and hundreds of projectiles flying, Kite is considered a Bullet Hell, but a few tweaks and character upgrades turn it into a Hack-N-Slash! Defensive gear and melee weapons turn Mags into a brawler, charging into battle swinging beam swords and tanking everything - just one example of how multiple play styles are completely viable.

Kite is about three-quarters of the way through development with an original synthwave soundtrack, 12 finished stages and the majority of assets produced, Kite is primed to be released within four months and is seeking $12,000 to launch on PC/MAC and cover final development/marketing costs.

Current Progress

Kite is ~75% complete. Gameplay and mechanics are finalized but extra features such as custom controls and audio/visual settings need to be developed. Additional game content will come in the form of new stages, story, enemies, bosses, equipment and audio.

Kite Trailer - This is a link to a 2 minute gameplay trailer showing off character, game mechanics and level art. There is an instrumental song that accompanies gameplay. There is no dialogue nor is there any reference to the offering.

Intellectual Property

Kite is an original IP created by James D. Treneman of Lab Cat Games LLC, a studio based out of Eugene Oregon. Kite's nostalgic look is inspired by the 16-bit era, while it's gameplay is essentially a modern take on the classic Robotron 2084. A pounding synthwave score and 80's anime style SFX wrap this retro package up into a thoroughly old-school title.

There is a deliberate lack of extreme violence or blood in Kite, and most of the combat is essentially robot on robot. Saving human scientsts is heavily incentivized and the dialogue/plot is wholesome. This is partly to ensure that Kite is a viable purchase for almost all ages and to attract parents to pick it up for their kids.

The game's stout female protagonist - Mags the expert droid pilot and soldier, isn't sexualized or dressed in pink, but nonetheless retains her femininity. A diverse cast of scientists who help along the way stand with Mags to promote an inclusive message.

Of course, if it isn't fun, none of that matters. Developing an addictive game loop was the number one priority for Kite. The theory was based on a few key principles:

1. Player excitement level rises when chasing or being chased (kiting).
2. The WASD/mouse control scheme is very popular thanks to Minecraft and other FPS games as well as MMOs; the market is growing faster than ever before. Almost all of these games employ some form of kiting, and it has become a de-facto playstyle.
3. Combining a speed boost with slow-motion is *really* fun.
4. "*Better to have it and not need it, than to need it and not have it.*" Instead of restricting players, give them a surprisingly large toolkit. Kite is full of different powers: Turbo Boost, Bullet Time, Dash, Shield, Teleport, Mini-Bots, Point Defense Drones and much more. This encourages innovation and 'synergy hunting' where players iterate through different build strategies.
5. Rather than augmenting gameplay with random factors and powerups, give users playstyle autonomy. Provide multiple layers of progression, locking in success and widening options with every session. There are large groups of players who thirst for twin-stick action but are put off by roguelikes. They want their time investment to guarantee progress and Kite's permanence is appealing.
6. Deliver satisfying 5-15 minute play sessions in a fight > craft > upgrade > fight loop that fosters a 'just one more' attitude.

Customer response has been overwhelmingly positive:

"Lab Cat Games' *Kite* is a fast-paced top-down shoot 'em up beaming with retro flair.."
-Vgamerz

"16-bit shooters are reborn in the early-access ttle *Kite*! Super Nintendo and Genesis fans take heed because Kite's Universal Soldier vibe and 90's-era pixel graphics make blasting through a cyberpunk dystopia sheer bliss! Hop on board now, because this title is already a ton of fun."
-Keen Gamer

"*Kite* may still be in Early Access, but it has proven itself to be a worthy game so far. With graphics that bring back nostalgic feels and gameplay so easy that you can instantly pick up the game and enjoy. With a gradual difficulty curve, the fact that dying isn't terrible and a scoring system that keeps you replaying levels to get a higher score does make this game a welcome newcomer in the Steam library." - 3rd Strike

"It's a fun and challenging game, the run and gun gameplay of *Kite* is immensely satisfying, feeling fondly reminiscent of 90's shooters suchas *Smash TV*, but with modern game design, snazzy pixel art visuals, a cool Vangellis-esque soundtrack, fluid gameplay and destructible environments. So what are you waiting for? Let's go fly a Kite!" - Alpha Beta Gamer

Market Research

The Twin-Stick shooter market is very competitive, but the majority of modern run-and-gun games rely heavily on procedural generation (see Nuclear Throne, Enter the Gungeon), or focus entirely on the action (see Hotline Miami, Bleed) ignoring character progression. Kite's hand designed levels may not have a lot of randomness, but they're extremely detailed and immersive. Kite's itemization and stat system allow players to customize their experience and really innovate, imparting a strong sense of ownership to the player. The flexible arcade style scoring system encourages players to replay levels and try different approaches.

Successfully evoking a nostalgic reaction is powerful, and based on viewer's ability to guess Kite's source material accurately, it seems to be effective. People immediately *get* Kite and create fair expectations and then the game massively over-delivers in the following ways:

- *Genuinely easy to learn, difficult to master gameplay that encourages experimentation.* One click of the mouse may blow something up and the attack's unique effects provide for a memorable experience. A few minutes in a safe environment is all that is needed to become accustomed to the control scheme. Fluid movement and generous special abilities make navigating the world a breeze.

- *Mild punishment for dying.* After a death, players are returned to the level start, but all progress remains. There are no lives or time limits and if players want to exit a stage mid way to make an adjustment it takes mere seconds. This game flow enables an iterative playstyle. Additionally, replaying levels is incentivized through the rank system and players earn currency/experience every session.

- *Anyone can complete a stage of Kite, it will just take longer for some.* There are players who meticulously go through blasting everything possible; taking 30 minutes to complete a stage with a 3 minute par time. Others just try to power through going straight for objectives and ignoring many of the details, either strategy can earn a high rank. This spectrum includes a wide range of viable playstyles and is a big part of Kite's broad appeal.

- *Deep customization featuring many simultaneous layers of progression.* The crafting system features nearly a hundred items, weapons and abilities to create, but players must rescue scientists to unlock advanced designs while collecting scrap off the battlefield for production. In addition to the 13 item slots and 6 weapon slots, players receive a skill point every level-up to spend on the 4-tab, 76-point skill tree. Builds can be redone any time at no cost to the player, once again encouraging experimentation. Even enemy strength increases asymmetrically with player level, presenting an ever-changing set of challenges.

Kite In The Current Market

The heavy nostalgia, modern gameplay and incusive theme are the three pillars that wedge Kite into a niche that's widening everyday. Besides the seemingly unquenchable thirst audiences have for twin-stick shooters, there is a steadily growing demand for non-traditional protagonists and stories as younger gamers enter the market. Lastly the soundtrack has to be mentioned due to its rave reviews ("...cool Vangellis-esque soundtrack," *Alpha Beta Gamer*). Synthwave is a very popular genre and it's association with video games (GTA V, Hotline Miami) is growing; something Kite aims to capitalize on. Lab Cat Games LLC owns full rights to Kite's all original soundtrack, which was produced by Liam Hanley.

Kite's inclusive message plays well with parents and the frenzied action draws in people of all ages. This becomes very clear at conventions; specifically mothers who may not connect to the stereotypical hyper-masculine action genre tend to buy Kite on the spot.

During the last two years of development Kite has gained a dedicated following on social media and James' thorough community engagement has not gone unnoticed. However, with so many games released every day, a state-of-the art marketing plan is a requirement for standing out and gaining exposure. Run by Novy PR, one of the most reputable names in indie marketing, Kite's launch campaign funded, through Equity Arcade investors, will be the real key to commercial success.

Competitor Analysis

Looking at recently released retro themed twin-stick shooters, a successful profile can be established and sales estimates can be calculated. Games were chosen based on a variety of criteria including team size, budget, marketing techniques, polish and innovation.

Bot Vice* is a very small project with many simiarities to Kite. It's retro pixel art and heavy action make it a great game for short play sessions. Bot Vice's light story elements and lack of customization make for a strictly arcade experience but it's colorful personality instantly draws players in. This small Spanish developer, DYA Games, hasn't utilized any marketing firms or promotional campaigns, and sales reflect as much. A perfect example of an underexposed quality product - exactly what Kite plans to avoid by tapping into tried and true marketing strategies. Average Units/Month: 375

Brigador* sparked some controversy for it's firm $19.99 price point. The devs felt it was warranted considering the game's 5 year development period and delicious retro-noir content. The press they received for such strict pricing ended up as a boon to sales, increasing visibility and awareness almost as much as the release. Considering this game's production costs, some critics would consider it a failure, but it's a quality game that will have decent staying power and deliver long term revenue, however it's price and lack of discounts have surely locked out a large market segment. Average Units/Month: 2,000

Enter The Gungeon* has proven to be a smash hit that really tapped into the power of Twitch and YouTube for promotion, building a media frenzy around it's release by streaming development and interacting with fans. Devolver Digital is undeniably on the cutting edge of the Indie scene and may be among the best at promotion and title selection. Gungeon's unforgettable dedication to it's theme make it an instant classic. Average Units/Month: 60,000

Metrocide* is another small retro title that utilized a homebrewed low-cost marketing strategy. This game plays as a near perfect sequel to the original top-down Grand Theft Auto. Unfortunately it's sales indicate it may actually be too similar to GTA, missing the mark in terms of innovation and original content as many clones do. With little promotional investment, it's hard to determine if slow sales are due to actual gameplay failings or lack of exposure. Average Units/Month: 185

NeuroVoider* plays like a dream and lays the retro on thick. With local co-op and tons of customization this game is a blast among friends, however it's single player experience leaves much to be desired. Procedural generation makes for forgettable levels and somewhat bland content, but this game's polish is top notch and grabs user's attention. Average Units/Month: 1,715

Retro City Rampage DX* nails the nostalgic look of the 8-bit color palette and delivers solid action in an open Paper Boy-esque world where destruction is encouraged and users are free to experiment. A fantastic example of a unified game that used strategic marketing to create a following before release. A much anticipated sequel is on the horizon as well. Average Units/Month: 13,930

Name (Release)	Price	Urits	Units/MO
Bot Vice (7/16)	$11.99	3,000	375
Brigador (6/16)	$19.99	18,000	2,000
Enter The Gungeon (4/16)	$15.99	660000	60,000
Metrocide (12/14)	$12.99	5,000	185
NeuroVoider (8/16)	$12.99	12,000	1,715
Retro City Rampage (11/14)	$9.99	390000	13,930

As of March 1, 2017

***Third Party Information Disclaimers**:

Information obtained from Steamspy.com. While the Company believes that the source of this information is reliable the Company makes no representations or warranties as to this information and does not guarantee its accuracy, timeliness, completeness or usefulness. This information is provided "AS IS" for information purposes only and the Company shall have no liability related to the use or misuse of this information. Moreover, the use of this information shall not be construed as an endorsement by or affiliation with the source.

Revenue and Distribution

Kite sports many unique qualities but by studying a variety of recent twin stick shooter sales, it's possible to make rough 6 and 12 month Kite unit projections.

Kite has built a small dedicated user base that is hungry for more content and vocal about its needs. Early Access has helped weed out all the possible pitfalls that might otherwise be surprises for a full release. Development gets focused by user expectations and it's an excellent way to vet a title before shipping it fully. Kite's quality assurance will also be facilitated by NovyPR, the preferred marketing firm that will be contracted to handle Kite's launch. Their in-house quality control department tests for bugsand provides crucial feedback pre-launch. Localization work can also be handled through Novy, broadening Kite's potential audience exponentially. These services will give Kite a competitive edge over the many other titles who rely on budget/guerilla marketing for exposure. As seen in the competitor analysis, without a solid marketing program it's difficult to break 10,000 units - but with professional backup it's hard *not* to.

Revenue Strategy

PC and Mac release, plans for Linux. Depending on demand, releasing for consoles is a possibility as well.

Primary Platform

Steam - Kite has completed Greenlight and is currently for sale on Early Access.

Secondary Platform

Itch.io, possible bundles and third party distribution

Pricing

Kite currently sells for $9.99 on Steam Early Access and will bump up to $14.99 for the full version when released. There will be a variety of discounts, including a generous launch sale, but a $15 MSRP will set customer expectationscorrectly for Kite's deep content and extensive replay value.

Kite Sales Projections

Units, 6 months - 40,000

Units, 12 month - 50,000

Units/Month average - 4,165

Gross Revenue after 12 months - $749,500

Important Information Relating to Projections

The foregoing projections of revenue (the "Projections", were prepared by management of the Company, solely in connection with its offering of Revenue Sharing Interests and may not be used or reproduced, in whole or in part. for any other purpose. Such projections are based upon many assumptions regarding projected cash flow and expenses, some of which may turn out to be incorrect. No assurance can be given that such assumptions are valid or that the projected results will be realized. The Projections are subject to significant business, economic and competitive uncertainties and contingencies. many of which are beyond the control of the Company, including without limitation the risk factors discussed in the Company's Offering Statement on Form C, all of which should be considered carefully in evaluating the Company and its business.

Target Audience - All sexes, ages 10-36, Rated Everyone 10+ (E10+)

Primary Target - Older action gamers who aren't satisfied by excessive procedural generation. **Secondary Target** - Action RPG fans who love science fiction.

Tertiary Target - Younger gamers who enjoy short-session games and pixel art.

Use Of Proceeds

	If Target Offering Amount Sold	If Maximum Amount Sold
Total Proceeds	$12,000	$24,000
Less: Offering Expenses		
(A) Commission to Intermediary	$1,200	$2,400
Net Proceeds		
Use of Net Proceeds	$10,800	$21,600
(A) Development/Operations	$5,000	$8,000
(B)Marketing/Localization	$5,800	$13,600
Total Use of Net Proceeds	$10,800	$21,600

Conclusion

Kite is already a critically acclaimed IP that needs a financial nudge to get the exposure and polish necessary for success. Raised funds will be spent or new content and features, but marketing and promotion will be the main expenditures. Partnering with EquityArcade gives investors a chance to get in on a thoroughly developed, premium product that is slated to be released as early as summer 2017!

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8.   Discuss the material factors that make an investment in the issuer speculative or risky:

Risks Related to the Company's Business

The Company has no operating history and faces many of the risks and difficulties frequently encountered by early stage companies.

The Company is a newly formed company. To date its business development efforts have been focused on the development and marketing of a single computer game. Since its inception, the Company has not generated revenues. The Company has not built a customer base and to date has little or no brand name recognition. In addition, the Company faces many of the risks and difficulties inherent in gaining market share as a new company, including, but not limited to:

- Developing and commercializing its computer game;
- Developing and implementing an effective business plan;
- Meeting gamer expectations;
- Attaining gamer loyalty; and
- Continuing developing and upgrading its Kite product offerings.

The Company's future will depend on its ability to finish and release its computer game. If the Company is not able to overcome any of the foregoing risks and difficulties, the Company may not be able to generate revenues.

The Company's limited operating history makes it difficult to evaluate the Company's future business prospects and to make decisions based on its historical performance.

The Company's limited operating history makes it difficult for Investors to evaluate the Company's future business prospects and to make investment decisions on the basis of historical operations. Further, it is difficult, if not impossible, to forecast the Company's potential future results based upon its historical data.

The market for computer games is unpredictable and subject to uncontrollable market and consumer conditions.

The market for computer games is unpredictable and accordingly, games that are popular one moment, may not be so the next. The Company's computer game may initially be popular, however changing market and consumer conditions, could result in the game no longer being popular, which would adversely effect sales and the Company's ability to generate revenues.

The Company is relying upon a single gaming Intellectual Property "IP" for its success. If the game is unsuccessful or the Company fails to develop and commercialize the Kite product and name, the Company will not be able to generate any revenue.

The Company is relying upon a single gaming IP for its success. If the Company is not able to complete the game, or if the Company is not able to commercialize the game or successfully market the game to game players, the Company will not be able to generate revenues sufficient to meet its costs and may have to cease operations.

The computer gaming industry is subject to rapid technology changes and improvements and if the Company fails to anticipate and adopt new and improved technologies, the Company's ability to compete will suffer.

The rapid introduction of new and improved technologies in the computer gaming industry requires the Company to be able to anticipate and adopt new and improved technologies that its computer game must take advantage of in order to make it competitive in the market when it is released. The Company may not be able to anticipate or adopt its product to new and improved technologies which could result in the Company's product being technologically inferior to competitive products, or less appealing to consumers, or both, which would negatively impact the Company's ability to generate revenues.

If the Company's game fails to gain market acceptance, the Company may not have sufficient capital to pay its expenses and to continue to operate.

The Company's success depends on generating revenues from the sale of its computer game and ancillary merchandise rights. As a result, if the Company's game does not achieve and sustain market acceptance sufficient to generate revenues to cover its costs, the Company may have to cease operations.

There is a significant and ever growing number of computer games available to the public and there can be no assurance that the Company will be able to generate market interest in its computer game.

Computer gamers have a significant and ever growing number of computer games available to them at any given time. All of these other games will compete with the Company's game for gamers' time and interest. Given the large array of games available, there can be no assurance that the Company will generate sufficient interest in its computer game to attract gamers. If the Company is not able to generate interest in its computer game, its ability to generate revenues will be materially adversely effected.

If the Company's game is successful, the Company must effectively manage the growth of its operations, or its business will suffer.

If the Company's game is successful, the Company's ability to successfully implement its business plan requires an effective planning and management process. In order to implement the Company's business plan, the Company must either generate revenue from its current products and future products or seek additional funding from outside sources. Neither of which can be assured. Further, in order to grow the Company's operations, the Company will need to hire additional employees and to make investments in its business. If the Company is able to grow, it will place a significant strain on our existing management and resources and will require the Company to institute financial and managerial controls. Any failure to manage any of the foregoing areas efficiently and effectively would cause the Company's business to suffer.

Even if the Company does experience growth, there can be no assurance that the Company will grow profitably.

The Company's success is dependent upon the successful launch and subsequent market acceptance of its computer game. The Company cannot give any assurance that it will be able to successfully launch the computer game or gain market acceptance of the Kite game. The Company's business strategy is dependent on expanding its product offerings and increasing its proposed revenues. The Company's plans to pursue revenue are at an early stage, and the Company cannot assure you that its. plans will be successful or that it will continue or successfully proceed with them as described.

If the Company cannot protect its intellectual property rights or technology effectively, it could have a material adverse effect on its ability to compete.

Creating and marketing a unique computer game is critical to the Company's success and ability to compete, and, therefore the Company's ability to protect its intellectual property rights and technology is critical to its success. Competitors might reverse engineer or otherwise obtain and use the Company's intellectual property without its permission and without its knowledge, thereby infringing the Company's rights and allowing competitors to duplicate or replicate its product. If the Company fails to protect its intellectual property rights adequately, its ability to compete will be materially adversely effected.

If the Company infringes on the intellectual property rights of others, the Company may be required to redesign its computer game, enter into license agreements or cease marketing the game, which would have a material adverse effect on the Company's ability to generate revenues.

The Company's success also depends in part on its ability to operate without infringing upon the intellectual property rights of third parties. Third parties may challenge that the Company's computer game infringes on such third parties' intellectual property rights. If challenged, litigation may be necessary to enforce the Company's intellectual property rights, to determine the validity and scope of the intellectual property rights of others, or to defend against claims of infringement. This type of litigation, with or without merit, could result in the expenditure of significant financial and managerial resources and could result in adverse decisions against the Company. In the event of an adverse decision, the Company could be required to enter into royalty or licensing agreements, which would have the effect of reducing revenues generated by the computer game. Such royalty or licensing agreements, if required, may not be available on acceptable terms, if at all. In addition, any such litigation could result in the Company having to redesign or cease marketing the computer game. Any of the foregoing could have a material adverse effect upon the Company's ability to generate revenues.

The Company has limited sales and marketing capabilities. If the Company fails to effectively sell and market its computer game, it may not be able to generate any revenues.

The Company has limited sales and marketing capabilities If the Company does not develop a marketing plan and distribution plan for its computer game. it will be unable to effectively market its computer game. If the Company is not able to successfully market its computer game, it may not be able to generate any revenues.

The Company relies upon its one employee, and the loss of the employee would have a material adverse effect on the Company's ability to generate revenues.

The Company has one employee upon which it is relying for the development, launch and marketing of its computer game. Accordingly, the Company's future is substantially dependent on the continued service of this one person. The loss of the services of the Company's employee could have a material adverse effect on the Company's ability to generate revenues.

The Company is wholly dependent on the net proceeds raised from this Offering and failure to raise the Maximum Offering Amount could result in the Company being unable to complete development and market its game.

The Company is wholly dependent on net proceeds received from this Offering to complete and market its computer game. In the event the Company sells less than the Maximum Offering Amount the Company will likely be required to scale back its development and marketing plans which would result in a later than anticipated completion and launch date of its game. The Company has no commitment by any person to purchase Securities in this Offering and the Company does not have any commitments or immediate plans with respect to obtaining additional financing, and there can be no assurance that additional or sufficient financing will be available, or, if available, that it will be available on acceptable terms. If the Company fails to sell the Maximum Offering Amount. it could result in delays in development and launch of its computer game. which in turn would delay the possibility of generating any revenues.

The Company has broad discretion on how we will use any proceeds from this Offering.

The Company has broad discretion on how to use the net proceeds of this Offering and may fail to utilize such net proceeds effectively. If the Company fails to utilize the net proceeds it receives, if any, from this Offering effectively, the Company's ability to generate revenues could be materially adversely effected.

This Offering is being made in reliance on an exemption from registration requirements and there is no guarantee the Offering will comply with the requirements for such exemption.

This Offering will not be registered with the SEC under the Securities Act or with the securities agency of any state. The Securities are being offered in reliance on the exemption from the registration provisions of the Securities Act and state securities laws applicable to offers and sales conducted pursuant to Section 4(a)(6) of the Securities Act and Regulation Crowdfunding promulgated thereunder. If this Offering should fail to comply with the requirements of such exemption, the Company may be fined and may have to return investors' investments, which the Company may not have the funds to do. Accordingly, if the Company is found to have violated the requirements of the exemption, it would have a material adverse effect on the Company and its ability to generate revenues.

RISKS RELATED TO THE SECURITIES OFFERED

The Securities offered in this Offering are "restricted securities" and subject to transfer restrictions.

The Securities are "restricted securities" under the Federal securities laws and may not be sold or transferred except pursuant to an effective registration statement or an exemption under the Securities Act and applicable state or "Blue Sky" laws. There can be no assurance that a trading market for these Securities will ever develop. Accordingly, it will be extremely difficult for the investors who purchase Securities to sell or transfer them, if at all.

There can be no assurance that the Company will be able to make payments to holders of Securities or that Investors in this Offering will recover the investments.

Payments to holders of Securities will be made out of revenues generated through the Company's intellectual property. The Company's ability to make payments to Security holders will therefore depend on the Company's ability to complete, launch and successfully market its computer game. There can be no assurance that the Company will be able to complete, launch and market its computer game or that the Company will be able to generate revenues or make any payments to holders of Securities.

The offering price of the Securities has been determined by the Company are not indicative of the Company's actual value.

The offering price of the Securities has been determined by the Company and bears no relationship to the value of the Company's assets, its book value, or any other recognized criteria of value. The offering price should not be considered as an indication of the Company's actual value or the value of the Securities.

The Securities only provide the holders with the right to receive a percentage of the Company's revenues, and convey no other rights, therefore holders of Securities will have no right to participate in any vote submitted to the members of the Company.

The Company is a limited liability company and is therefore managed by its manager who is elected by its members. Purchasers of Securities will not be members of the Company and will have NO RIGHT to participate in any vote of the members. The Securities only provide holders with the right to receive a percentage of the Company's revenues generated through its single product Kite intellectual property. The members of the Company may have interests that differ from Investors in this Offering and may vote in a way with which Investors in this Offering may disagree and which may be adverse to the interests of the Investors in this Offering.

THE OFFERING

9. What is the purpose of this offering?

The purpose of this offering is to raise funds to market, commercialize and monetize the Lab Cat Games

LLC's IP "Kite."

10. How does the issuer intend to use the proceeds of this offering?

See the discussion under Question 7 Business and Anticipated Business Plan under the heading "Use of Proceeds."

11. How will the issuer complete the transaction and deliver securities to the investors?

Issuer will issue a Revenue Sharing Interest certificate for each subscriber and deliver same electronically.

12. How can an investor cancel an investment conmitment?

Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline identified in the Company's Offering Statement by sending an email to the Intermediary stating their desire to cancel their investment commitment.

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. Describe the terms of the securities being offered

Issuer is offering 480 Revenue Sharing Interests at $25.00 per interest. Each Revenue Sharing Interest purchased by an investor will entitle the investor to receive 0.04166667% of gross revenue generated from the Issuer's intellectual property related to the game Kite (the "Kite IP")(less any taxes, due thereon, payable quarterly) (the "IP Revenue"). If only the Target Offering Amount is met, then the Revenue Sharing Interests sold will entitle the investors to receive an aggregate of 20% of the IP Revenue. If the Maximum Offering Amount is sold, then the investors will be entitled to receive 40% of the IP Revenue. If an amount between the Target Offering Amount and Maximum Offering Amount is sold, then the percentage of IP Revenue distributable to the investors will be adjusted ratably. The Interests shall be redeemable at the option of the Issuer. Investors right to receive a percentage of revenue terminates at the earlier to occur of the investor receiving 100x their investment and the 3 year anniversary of the date of issuance of the revenue sharing interest. In the event the Issuer sells its rights to the Kite IP, investors will be entitled to receive 5% of the proceeds provided that the investors have received 50x their initial investment and if not then they shall receive pro-rata 10% of the Kite IP sale price.

14. Do the securities offered have voting rights? ☐ Yes ✔No

15. Are there any limitations on voting rights or other rights identified above? ☐ Yes ✔No

    Explain: _____

16. How may the terms of the securities being offered be modified?

The terms of the securities cannot be modified.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

    (1)   to the issuer;
    (2)   to an accredited investor;
    (3)   as part of an offering registered with the U.S. Securities and Exchange Commission; or
    (4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17.   What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Other than the member interests held by the sole member, the Issuer has no other securities outstanding. Pursuant to the Issuer's Operating Agreement, a copy of which is attached as Exhibit [I], the member interests entitle the Member to elect the manager of the Issuer and to receive allocations of profits and losses and distributions of profits, if any, annually.

In addition to the Revenue Sharing Interests, the investors that have purchased between $100 and $475 of Revenue Sharing Interests will be entitled to receive a copy of the Issuer's game (Kite) and original soundtrack. Investors that purchase $500 and above of Revenue Sharing Interests will be entitled to receive a copy of the game (Kite), original soundtrack, and a character portrait of their choosing in-game.

18.   How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The Revenue Sharing Interests will entitle the holders thereof a right to receive IP Revenue, if any, and a portion of the proceeds of a sale of Kite IP, as described above in Question 13. Such rights cannot be materially limited, diluted or qualified by the rights of the member interests.

19.   Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ☐ No
Explain:

20.   How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

See the responses to Questions 18 and 13 above.

21.   How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The price of the Securities was determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value. In the future, such Securities may be valued, including during subsequent corporate actions based upon the historical if any, or projected revenues of the Company.

22.   What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The investors in the Offering that purchase Revenue Sharing Interests will have no vote or rights to participate in or influence the management and operation of the Company. As a result, they will be entirely dependent upon the management of the Company and if the management is not successful in generating IP Revenue, the investors will receive no return on their investment.

23.   What are the risks to purchasers associated with corporate actions including:

*   additional issuances of securities,
*   issuer repurchases of securities,
*   a sale of the issuer or of assets of the issuer or
*   transactions with related parties?

Upon sale of the assets, depending on the amount of payment of revenue sharing to the Purchasers, a variable percentage of the realized sale price for the sale of the Issuer's single asset Kite IP, Revenue Share Interest holders will receive a part of the sale proceeds. Investors in the Revenue Sharing Interests will have no say in the approval or the terms of the Kite IP asset sale by the issuer.

24.   Describe the material terms of any indebtedness of the issuer:

The issuer has no indebtedness.

25.   What other exempt offerings has the issuer conducted within the past three years?

None.

26.   Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1)   any director or officer of the issuer;
(2)   any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
(3)   if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
(4)   any immediate family member of any of the foregoing persons.

        No.

27.   Does the issuer have an operating history?   ☐ Yes ✔ No

28.   Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

The Issuer was formed in February 2017 and since that date has generated no revenues and has limited operations. As discussed in Company's Business Plan, the Issuer intends to use the net proceeds of this offering to pay a contractor, fund marketing activities and to localize its video game. Based upon the Issuer's estimates that the net proceeds of this offering should satisfy the Issuer's funding needs for approximately the next 6 months assuming the Target Offering Amount is sold and 12 months if the Maximum Offering Amount is sold. The Issuer currently does not have access to additional capital. Accordingly, if additional funds are needed in the future and the Issuer is not generating sufficient revenues from its operations to provide such funds, the Issuer will be required to seek additional funding from other sources, which may not be available on terms acceptable to the Issuer, if at all.

Assuming the sale of the Target Offering Amount as soon as possible following the closing of the offering and the release of funds to the Issuer, the Issuer intends to commence hiring of contractors and implementing its business plan.

29.   Projections (see cautionary language below):

Assuming the Issuer is able to complete the game and release it to the market for commercial sale, the Issuer's projected goal is to sell 40,000 Units (a Unit equals one sale of the game to an end user) over the first 6 months following its release and 50,000 Units over the first twelve months following its release. The Issuer projects the following monthly Unit sales and revenue for the first twelve months following release based upon a per Unit sale price of $14.99 and net revenue of $11.25 per Unit:

Month	Units	Period Gross Revenue	Month	Units	Period Gross Revenue
1	10,000	$149,900	7	3,000	$44,970
2	8,000	$119,920	8	2,000	$29,980
3	7,000	$104,930	9	2,000	$29,980
4	6,000	$89,940	10	1,000	$14,990
5	5,000	$74,950	11	1,000	$14,990
6	4,000	$59,960	12	1,000	$14,990

The foregoing projections are based upon Steam sales statistics for the following similarly priced, similar style and similar genre games marketed on Steam. *

Name (Release)	Price	Units	Units/MO
Bot Vice (7/16)	$11.99	3,000	375
Brigador (6/16)	$19.99	18,000	2,000
Enter The Gungeon (4/16)	$15.99	660,000	60,000
Metrocide (12/14)	$12.99	5,000	185
NeuroVoider (8/16)	$12.99	12,000	1,715
Retro City Rampage (11/14)	$9.99	390,000	13,930

Important Information Relating to Projections:

The foregoing projections of revenue (the "Projections") were prepared by management of the Company, solely in connection with its offering of Revenue Sharing Interests and may not be used or reproduced, in whole or in part, for any other purpose. Such projections are based upon many assumptions regarding projected cash flow and expenses, some of which may turn out to be incorrect. No assurance can be given that such assumptions are valid or that the projected results will be realized. The Projections are subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the control of the Company, including without limitation the risk factors discussed in the Company's Offering Statement on Form C, all of which should be considered carefully in evaluating the Company and its business.

*Third Party Information Disclaimers:

Information obtained from Steamspy.com. While the Company believes that the source of this information is reliable the Company makes no representations or warranties as to this information and does not guarantee its accuracy, timeliness, completeness or usefulness. This information is provided "AS IS" for information purposes only and the Company shall have no liability related to the use or misuse of this information. Moreover, the use of this information shall not be construed as an endorsement by or affiliation with the source.

WHILE THE PROJECTIONS REFLECT THE COMPANY'S CURRENT JUDGMENT OF THE COMPANY'S POTENTIAL FUTURE FINANCIAL AND OPERATIONAL PERFORMANCE OVER THE FORECAST PERIOD, THERE CAN BE NO ASSURANCE THAT THE PROJECTIONS WILL BE REALIZED. PROSPECTIVE INVESTORS ARE CAUTIONED THAT THE ASSUMPTIONS USED IN THE PREPARATIONS OF THE PROJECTIONS MAY PROVE TO BE INCORRECT. NOTHING CONTAINED IN THE PROJECTIONS IS, OR SHOULD BE RELIED UPON AS, A PROMISE OR REPRESENTATION AS TO THE FUTURE. THE ACTUAL RESULTS ACHIEVED BY THE COMPANY MAY VARY FROM THE PROJECTIONS, AND THE VARIATIONS MAY BE MATERIAL. THERE IS NO GUARANTEE THAT THE PROJECTIONS WILL BE ACHIEVED IN WHOLE OR IN PART. THE PROJECTIONS ARE BEING PROVIDED TO YOU SOLELY FOR INFORMATIONAL PURPOSES. THE COMPANY MAKES NO REPRESENTATIONS OR WARRANTIES OF ANY KIND, EXPRESS OR IMPLIED, WITH RESPECT TO THE PROJECTIONS OR ANY OF THE ESTIMATES OR ASSUMPTIONS CONTAINED THEREIN.

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

See the financial statements attached hereto as Exhibit (2) and the Executive Officer Certification attached as Exhibit (3).

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

    (1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

        (i) in connection with the purchase or sale of any security? ☐ Yes ✔ No

        (ii) involving the making of any false filing with the Commission? ☐ Yes ✔ No

        (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ✔ No

If Yes to any of the above, explain: _____

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
(i) in connection with the purchase or sale of any security? ☐ Yes ✔ No;
(ii) involving the making of any false filing with the Commission?
☐ Yes ✔ No
(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ✔ No
If Yes to any of the above, explain: _____

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
(i) at the time of the filing of this offering statement bars the person from:
(A) association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ✔ No
(B) engaging in the business of securities, insurance or banking?
☐ Yes ✔ No
(C) engaging in savings association or credit union activities?
☐ Yes ✔ No
(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ✔ No
If Yes to any of the above, explain: _____

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ✔ No
(ii) places limitations on the activities, functions or operations of such person?
☐ Yes ✔ No
(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ✔ No
If Yes to any of the above, explain: _____

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
☐ Yes ✔ No
(ii) Section 5 of the Securities Act? ☐ Yes ✔ No
If Yes to either of the above, explain _____

(6)   Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ✔ No

If Yes, explain: _____

(7)   Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ✔ No

If Yes, explain: _____

(8)   Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ✔ No

If Yes, explain: _____

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

(120 days after the end of each fiscal year covered by the report).

Once posted, the annual report may be found on the issuer's website at:
https://kitegame.wordpress.com/

The issuer must continue to comply with the ongoing reporting requirements until:

    (1)   the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

    (2)   the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

    (3)   the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

    (4)   the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in ful of debt securities or any complete redemption of redeemable securities; or

    (5)   the issuer liquidates or dissolves its business in accordance with state law.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 *et seq.*), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Lab Cat Games, LLC

(Issuer)

By



(Signature and Title) James Treneman

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 *et seq.*), this Form C has been signed by the following persons in the capacities and on the **dates indicated.**



(Signature)

Manger / Owner

(Title)

5/10/17

(Date)

Exhibit 1

OPERATING AGREEMENT

Lab Cat Games, LLC

THIS OPERATING AGREEMENT (this "**Agreement**") is made as of the 3rd of March, 2017, by and between Lab Cat Games, LLC, a Oregon limited liability company (the "**Company**") and James Treneman, the undersigned sole member (the "**Member**") of the Company and is effective as of the date of formation of the Company.

Article 1
Formation and Name: Office; Purpose; Term

1.1. **Organization.**

(a) The Member is organizing a limited liability company pursuant to the Oregon Limited Liability Company Law, as amended from time to time (the "**Law**"), and pursuant to the provisions of this Agreement and, for that purpose, has caused the Articles of Organization (the "**Articles**") to be prepared, executed, and filed with the Secretary of Oregon on the 2nd of February, 2017.

(b) The Member is hereby designated as an authorized person, within the meaning of the Law, to execute, deliver and file any amendments or restatements to the articles of organization and any other certificates (and any amendments or restatements thereof) necessary for the Company to qualify to do business in a jurisdiction in which the Company may wish to do business.

1.2. **Name of the Company**. The name of the Company is Lab Cat Games, LLC. The Company may do business under that name and under any other name or names which the Member decides. If the Company does business under a name other than that set forth in its Articles, then the Company shall file such certificates as may be required by applicable law.

1.3. **Purpose**. The Company is organized for the object and purpose of, and the nature of the business to be conducted and promoted by the Company is, to engage in any lawful act or activity for which a limited liability company may be formed under the Law.

1.4. **Term**. The term of the Company commenced on the date of filing of the Articles, and the Company shall continue until it is terminated in accordance with the terms of this Agreement.

1.5. **Registered Agent and Office; Principal Office**. The registered agent and office of the Company required under the Law shall be as designated in the Articles and may be changed by the Member in accordance with the Law. The principal business office of the Company shall be located at 1854 Kent Lane, Eugene OR, 97404,, or such other address as shall be designated by the Member.

Exhibit 1

1.6.   **Powers of the Company**.

(a)   The Company shall have the power and authority to take any and all actions necessary, appropriate, advisable, convenient or incidental to or for the furtherance of the purpose set forth in Section 1.3.

(b)   All real and personal property of the Company shall be owned by the Company as an entity. The Member shall not have any interest in any specific property of the Company. The interest of the Member in the Company is personal property.

Article 2
Members; Capital Capital Accounts

2.1.   **Member**. The following information with respect to the Member is to be provided on Schedule A attached hereto:

(a)   the name and address of the Member; and

(b)   the capital contribution (the "**Capital Contribution**") of the Member to the Company.

The Member may, but shall not be required to, update the information on Schedule A from time to time to reflect any charges in such information.

2.2.   **Additional Capital Contributions**. The Member may, but is not be required to make additional Capital Contributions to the Company. The Member shall not have any personal liability for any debt, obligation or liablity of the Company.

2.3.   **No Interest on Capital Contributions**. The Member shall not be paid interest on her Capital Contribution.

2.4.   **Return of Capital Contributions**. Except as otherwise provided in this Agreement, the Member shall not have the right to receive any return of her Capital Contribution.

2.5.   **Form of Return of Capital**. If the Member is entitled to receive a return of a her Capital Contribution, the Company may distribute cash, notes, property or a combination thereof to the Member in return of her Capital Contribution.

2.6.   **Loans**.

(a)   The Member may, but is not required to, at any time, make or cause a loan to be made to the Company in any amount and on those terms as determined by the Member. If and to the extent that loans are made by the Member to the Company, any such loans shall be on

Exhibit 1

terms determined by the Member to be commercially reasonable.

     (b)   To the extent that additional funds are made available by the Member to the Company, such funds shall be treated as loans made by the Member to the Company, and not as additional capital contributions made by the Member to the Company, unless specifically designated as additional capital contributions made by the Member to the Company


Article 3

Distributions


3.1.   <u>**Distributions**</u>.

     (a)   Distributions shall be made to the Member at the times and in the amounts as are determined by the Member, provided that no distribution shall be made in violation of the Law.


Article 4

Management: Rights, Powers, and Duties


4.1.   <u>**Management**</u>.

     (a)   The Company shall be managed by the Member. The Member shall have the full and exclusive right and power to act for and bind the Company.

     (b)   The Member may cause the Company to employ and retain such other persons as may be necessary or appropriate for the conduct of the Company's business, on such terms as the Member shall determine, including persons who may be designated as officers. The officers of the Company shall have the titles, powers and duties delegated to them by the Member. Any number of titles may be held by the same officer.

     (c)   The Member shall have the power and authority to delegate his or her right and power to manage and control the business and affairs of the Company to one or more other persons (including one or more committee, managers and agents, officers, employees or affiliates of a manager), including delegation by management agreement or other arrangement.


Article 5

Exculpation and Indemnification; Liability of Member


5.1.   <u>**Exculpation**</u>.

     (a)   For purposes of this Agreement, the term "<u>**Covered Persons**</u>" means the Member, any affiliate of the Member and any officers, directors, shareholder, partners or employees of the affiliates of the Member, and any officer, employee or expressly authorized agent of the Company or its affiliates.

     (b)   The Member, whether acting in her capacity as Member, or in any other

3

Exhibit 1

capacity, shall not be liable to the Company or to any other Covered Person for any loss, damage or claim incurred by reason of any act or omission (whether or not constituting negligence or gross negligence) performed or omitted by the Member in good faith, and no other Covered Person shall be liable to the Company or any other Covered Person for any loss, damage or claim incurred by reason of any act or omission performed (whether or not constituting negligence) or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of authority conferred on such Covered Person by this Agreement, except that a Covered Person (other than the Member, irrespective of the capacity in which she acts) shall be liable for any such loss, damage or claim incurred by reason of such Covered Person's gross negligence or willful misconduct.

(c)   A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports or statements presented to the Company by any person or entity as to matters the Covered Person reasonably believes are within the professional or expert competence of such person or entity, including information, opinions, reports or statements as to the value and amount of the assets, liabilities, profits, losses, or any other facts pertinent to the existence and amount of assets from which distributions to the Member might properly be paid . The foregoing provision shall in no way be deemed to reduce the limitation on liability of the Member provided in Clause (b) of this Section 5.1.

5.2.   **Duties and Liabilities of Covered Persons**.

(a)   To the extent that, at law or in equity, a Covered Person has duties (including fiduciary duties) and liabilities relating thereto to the Company or to any other Covered Person, a Covered Person acting under this Agreement shall not be liable to the Company or to any other Covered Person for its good faith reliance on the provisions of this Agreement. The provisions of this Agreement, to the extent that they restrict or eliminate the duties and liabilities of a Covered Person otherwise existing at law or in equity, are agreed by the Member to replace such other duties and liabilities of such Covered Person.

(b)   All provisions of this Article 5 shall apply to any former member of the Company for all actions or omissions taken while such person was the Member of the Company to the same extent as if such person were still the Member of the Company.

5.3.   **Indemnification**. To the fullest extent permitted by applicable law, the Member (irrespective of the capacity in which she acts) shall be entitled to indemnification from the Company for any loss, damage or claim incurred by the Member by reason of any act or omission (whether or not constituting negligence or gross negligence) performed or omitted on behalf of the Company, and any other Covered Person shall be entitled to indemnification from the Company for any loss, damage or claim incurred by such Covered Person by reason of any act or omission (whether or not constituting negligence) performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of authority conferred on such Covered Person by this Agreement, except that no Covered Person (other than the Member, irrespective of the capacity in which she acts) shall be entitled to be indemnified in respect of any loss, damage or claim incurred by such Covered Person by reason of gross negligence or willful misconduct with respect to such acts or

Exhibit 1

omissions; provided, however, that any indemnity under this Article 5 shall be provided out of and to the extent of Company assets only, and no Covered Person shall have any personal liability on account thereof.

5.4. **Expenses**. To the fullest extent permitted by applicable law, expenses (including legal fees) incurred by a Covered Person in defending any claim, demand, action, suit or proceeding may be advanced from time to time by the Company prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by the Company of an undertaking by or on behalf of the Covered Person to repay such amount if it shall be determined that the Covered Person is not entitled to be indemnified as authorized in this Article 5.

5.5. **Indemnity Contracts**. The Member and the Company may enter into indemnity contracts with any Covered Person and adopt written procedures pursuant to which arrangements are made for the advancement of expenses and the funding of obligations under this Article 5 and containing such other procedures regarding indemnification as are appropriate.

5.6. **Insurance**. The Company may purchase and maintain insurance, to the extent and in such amounts as the Member shall, in her sole discretion, deem reasonable, on behalf of Covered Persons and such other persons or entities as the Member shall determine, against any liability that may be asserted against or expenses that may be incurred by any such person or entity in connection with the activities of the Company, regardless of whether the Company would have the power to indemnify such person or entity against such liability under the provisions of this Agreement.

5.7. **Liability of Member**. The Member shall not have any liability for the obligations or liabilities of the Company except to the extent provided in the Law.

Article 6
Transfer of Interests; Additional Members

6.1. **Transfers**.

(a) The Member may transfer or assign (including as a pledge or other collateral assignment) in whole or in part her interest in the Company.

(b) In connection with a voluntary transfer or assignment by the Member of her entire interest in the Company (not including a pledge or collateral assignment or any transfer as a result thereof):

(i) the Member will cease to be a member of the Company;

(ii) the assignee will automatically and simultaneously be admitted as the successor Member without any further action at the time such voluntary transfer or assignment becomes effective under applicable law; and

(iii) the Company shall be continued without dissolution.

Exhibit 1

(c)   In connection with a partial assignment or transfer by the Member of her interest in the Company, (not including a pledge or collateral assignment or any transfer as a result thereof), unless this Agreement is amended to reflect the fact that the Company will have more than one member, the assignee or transferee shall not be admitted as a member of the Company and shall not have any rights as a member other than the right to receive any distributions that are payable in respect of the interest transferred.

(d)   Upon any pledge or other collateral assignment by the Member of all or any part of her interest in the Company, the pledgee or collateral assignee shall have only those rights as are expressly stated in the controlling pledge or assignment agreement (including any right in connection with the foreclosure of such pledge or collateral assignment of the purchaser of the limited liability company interest to become a member of the Company) or are provided by other applicable law. If the pledgee or collateral assignee of all or any part of the Member's limited liability company interest has the right under the terms of the controlling pledge or assignment agreement or under other applicable law to purchase such interest in foreclosure (or to cause or permit another person to purchase such interest in foreclosure), except as expressly stated in the controlling pledge or assignment agreement, such purchaser shall not be admitted as a member of the Company and shall not have any rights as a member other than the right to receive any distributions that are payable in respect of the interest foreclosed upon and purchased.

6.2.   **Admission of Additional Members**. One or more additional members of the Company may be admitted to the Company with the written consent of the Member. In connection with the admission of any additional member of the Company (including an admission in connection with a partial assignment or transfer pursuant to Section 6.1(c), but excluding an admission provided for in any pledge or collateral assignment agreement pursuant to Section 6.1(d)), this Agreement shall be amended by the Member to make such changes as she shall determine to reflect the fact that the Company shall have more than one member, provided that the failure to so amend this Agreement shall not invalidate any otherwise valid assignment or transfer made by the Member.

Article 7
Dissolution, Liquidation, and Termination of the Company

7.1.   <u>Events of Dissolution</u>.

(a)   The Company shall be dissolved upon the happening of any of the following events:

(i)   a determination by the Member that the Company should be dissolved for any reason;

(ii)   the occurrence of any event that terminates the continued membership of the Member in the Company, unless the Company is continued without dissolution in accordance with Section 7.1(b) below; or

Exhibit 1

(iii)   the entry of a decree of judicial dissolution under Section 702 of the Law.

(b)   Upon the occurrence of any event that terminates the continued membership of the Member in the Company, the Company shall not dissolve if within 90 days after the occurrence of the event that terminated the continued membership of the Member, the personal representative of the Member agrees in writing to continue the Company and to the admission of the personal representative of the Member or its nominee or designee to the Company as a member, effective as of the last occurrence of the event that terminated the continued membership of the Member.

7.2.   **Dissolution**.

(a)   Upon Dissolution of the Company, the Member shall wind up the Company's affairs as provided under the Law. Upon completion of the winding up of the Company, the Member shall distribute the property of the Company as follows:

(i)   First, to creditors, including the Member if she is a creditor, to the extent permitted by Law, in satisfaction of the Company's liabilities (whether by payment or the making reasonable provision for the payment thereof);

(ii)   Second, to holders of securities of the Company that have priority over Members; and

(iii)   Lastly, to the Member in cash or property, or partly in cash and partly in property, as determined by the Member.

(b)   Upon completion of the winding up of the Company's affairs, the Managing Member shall cause Articles of Dissolution to be filed with the Secretary of Oregon.

Article 8
Books and Records. Tax Status. Outside Business

8.1.   **Books and Records**. The Member shall keep or cause to be kept complete and accurate books and records of the Company and supporting documentation of the transactions with respect to the Company's business.

8.2.   **Annual Accounting Period**. The annual accounting period of the Company shall be its taxable year. The Company's taxable year shall be selected by the Member, subject to the requirements and limitations of the Internal Revenue Code.

8.3.   **Tax Status**. At all times that the Company has only one member (who owns 100% of the interests in the Company), it is the intention of the Member that the Company be disregarded for federal, state, local and foreign income tax purposes and that the Company be treated as a division of the Member.

8.4.   **Outside Business**. The Member or any affiliate thereof may engage in or possess

Exhibit 1

an interest in any business venture of any nature or description, independently or with others, similar or dissimilar to the business of the Company, and the Company and the Member shall have no rights by virtue of this Agreement in and to such independent ventures or the income or profits derived therefrom, and the pursuit of any such venture, even if competitive with the business of the Company, shall not be deemed wrongful or improper. The Member or any affiliate thereof shall not be obligated to disclose or present any particular opportunity to the Company even if that opportunity is of a character that, if disclosed or presented to the Company, could be taken by the Company, and the Member or affiliate thereof shall have the right to take for its own account (individually or as a partner, shareholder, fiduciary or otherwise) or to recommend to others any such particular opportunity.

Article 9
General Provisions

9.1. **Amendment**. This Agreement may be amended or modified only by a written instrument signed by the Member.

9.2. **Governing Law**. This Agreement shall be governed by, and construed under, the laws of the State of Oregon, without regard to the rules of conflict of laws thereof or of any other jurisdiction that would call for the application of the substantive laws of a jurisdiction other than the State of Oregon.

9.3. **Article and Section Titles**. The headings herein are inserted as a matter of convenience only and do not define, limit, or describe the scope of this Agreement or the intent of the provisions hereof.

9.4. **Binding Provisions**. This Agreement is binding upon, and inures to the benefit of, the parties hereto and their respective heirs, executors, administrators, personal and legal representatives, successors, and permitted assigns.

9.5. **Exclusive Jurisdiction and Venue**. Any suit involving any dispute or matter arising under this Agreement or relating to the organization or operation of the Company may only be brought in a United States District Court located in the State of Oregon or any Oregon State Court having jurisdiction over the subject matter of the dispute or matter. All Members hereby consent to the exercise of personal jurisdiction by any such court with respect to any such proceeding and waive any objection to venue or inconvenient forum.

9.6. **Terms**. Common nouns and pronouns shall be deemed to refer to the masculine, feminine, neuter, singular, and plural, as the identity of the Person may in the context require.

9.7. **Separability of Provisions**. Each provision of this Agreement shall be considered separable; and if, for any reason, any provision or provisions herein are determined to be invalid and contrary to any existing or future law, such invalidity shall not impair the operation of or effect those portions of this Agreement which are valid.

9.8. **No Third Party Beneficiaries**. Except as contemplated by Article 5, nothing in

Exhibit 1

this Agreement, express or implied, is intended to confer upon any person or entity, other than the parties hereto and their respective successors, any benefits, rights or remedies.

[Signature page follows]

Exhibit 1

IN WITNESS WHEREOF, the parties have executed, or caused this Agreement to be executed, as of the date set forth hereinabove.

Lab Cat Games, LLC
By: James Treneman



Name: James Treneman
Title: Member

Exhibit 1

Schedule A

Member Name	Member Address	Capital Contribution

Lab Cat Games, LLC
Financial Statements

Exhibit 2

LAB CAT GAMES, LLC
BALANCE SHEET
As of April 7, 2017
(Unaudited)

Assets	
IP at Cost	$300,000
Startup Costs	$110
Cash	$100
Total Assets	$ 300,210
Liabilities and Member Equity	
Liabilities	$ 0
Member Equity	$300,210
Total Liabilities and Member Equity	$ 300,210

See accompanying notes to unaudited financial statements.

LAB CAT GAMES, LLC
STATEMENTS OF INCOME
For the period from February 17, 2017 (Date of Inception) through April 7, 2017
(Unaudited)

Revenues	$	0
Expenses		0
Loss Before Taxes		0
Income Tax Expense		0
Net	$	0

See accompanying notes to unaudited financial statements.

LAB CAT GAMES, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
For the period from February 17, 2017 (Date of Inception) to April 7, 2017

Beginning Members' Equity	$	0
Contributions		300,210
Distributions		0
Ending Members' Equity	$	300,210

See accompanying notes to financial statements.

LAB CAT GAMES, LLC
STATEMENTS OF CASH FLOWS
For the period from February 17, 2017 (Date of Inception) through April 7, 2017

Cash flows from operating activities	$	0
Cash provided by financing activities		100
Cash - Beginning of period		
Cash - End of period	$	100

See accompanying condensed notes to interim financial statements.

NOTE 1 – Organization, Business and Operations

On February 17, 2017 Lab Cat Games, LLC (the "Company") was formed in the State of Oregon for the purpose of developing and marketing the video game "Kite." The Company's startup costs were $110.

At April 7 2017, the Company had not yet generated any revenues. All activity from February 17, 2017 (Date of Inception) through April 7, 2017 relates to the Company's formation, video game development and the preparation of its Crowdfunding Offering. The Company selected December 31 as its fiscal year-end.

NOTE 2 – IP Valuation

The Kite IP Valuation has been calculated on a cost basis.

The costs have been broken up by development costs, In kind costs from owners, General expenses including office space, legal and accounting fees and software and licenses that were purchases for the development of Kite and Trade show expenses.

Contractor daily rate is between $200 - $300 a day.

Total contractor Expenses: $250,000

In-kind contractor expenses: $30,000

Other Expenses: $20,000

Total: $300,000

I, James Treneman, certify that:

(1) the financial statements of Lab Cat Games, LLC included in this Form are true and complete in all material respects; and

(2) Lab Cat Games, LLC has not been required and has not filed any tax return.

By: _____

Title: Manager

CROWDFUNDING OFFICERS CERTIFICATE

Exhibit 3

The undersigned Manager of Lab Cat Games, LLC, an Oregon limited liability company corporation (the "**Issuer**"), hereby delivers this certificate (the "**Officers Certificate**") pursuant to the Crowdfunding Engagement Agreement, dated as of March 20, 2017, (the "**Agreement**"), by and among the Issuer, Manorhaven Capital, LLC, a Delaware limited liability company (the "**Intermediary**"), StockCross Financial Services, Inc., a Massachusetts corporation ("**StockCross**") and EquityArcade, LLC a Delaware limited liability company ("**EquityArcade**"). Capitalized terms used but not defined in this certificate shall have the meanings assigned to them in the Agreement.

On behalf of the Issuer, the undersigned hereby certifies to the Intermediary, StockCross and EquityArcade, in my capacity as Manager of the Issuer and not in my individual capacity, that:

1.   The Issuer is in compliance with Section 4A(b) of the Securities Act and the related requirements of Regulation Crowdfunding.

2.   The Issuer has filed with the SEC and provided to the investors and the Intermediary the Offering Statement and such Offering Statement includes the information required by Rule 201 of Regulation Crowdfunding.

3.   The Issuer has established means to keep accurate records of the holders of the CF Securities sold in the Crowdfunding Offering.

4.   The Financial Statements included in the Offering Statement are true and complete in all material respects; and the tax return information of the Issuer included in the Offering Statement reflects accurately the information reported on the tax return for the Issuer filed for the Issuer's most recent year.

5.   As of the date of this Officers Certificate, the Offering Materials do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading and no event has occurred as a result of which it is necessary to amend or supplement the Offering Materials in order to make the statements therein not untrue or misleading in any material respect.

6.   Each of the representations and warranties of the Issuer contained in the Agreement were, when originally made, and are, as of the date of this Officers Certificate, true and correct in all respects for those representations and warranties qualified by materiality and in all material respects for those representations and warranties that are not qualified by materiality.

7.   Each of the covenants required herein to be performed by the Issuer on or prior to the date of this Officers Certificate has been duly, timely and fully performed and each condition herein required to be complied with by the Issuer on or prior to the delivery of such certificate has been duly, timely and fully complied with.

Exhibit 3

8. Subsequent to the date of the most recent financial statements in the Offering Statement, there has been no material adverse change to the business or prospects of the Issuer.

9. No event has occurred with respect to the Issuer or any of its Officers and Directors which would cause the Issuer to be disqualified from selling the CF Securities in reliance upon Section 4(a)(6) and Regulation Crowdfunding.

IN WITNESS WHEREOF, the undersgned has executed and delivered this Officers Certificate to the Intermediary, StockCross and EquityArcade on this 20 day of March, 2017.



Name: James Treneman
Title: Manager